Exhibit 99.1

Genmab Announces Decision in Arbitration Appeal under License Agreement with Janssen

Company Announcement

COPENHAGEN, Denmark; January 23, 2024 – Genmab A/S (Nasdaq: GMAB) announced today that the appeal arbitrator in its second arbitration arising under its license agreement with Janssen Biotech, Inc. (Janssen) for daratumumab has denied Genmab’s appeal. As a result, the dismissal of Genmab’s claims in the second arbitration is now concluded. Genmab had appealed the tribunal’s two-to-one decision dismissing Genmab’s claims on the basis that the claims should have been brought in the prior arbitration between Genmab and Janssen.

Genmab’s claims were based upon its position that the subcutaneous formulation of daratumumab (SC daratumumab, marketed as DARZALEX FASPRO® in the United States) is a new licensed product under the license agreement. The claims included both a claim for milestone payments with respect to SC daratumumab and a claim for a new 13-year royalty term, on a country-by-country basis, from the date of the first commercial sale of SC daratumumab in each such country. The decision in the arbitration appeal will have no effect on Genmab’s upcoming financial guidance for 2024.

About Genmab

Genmab is an international biotechnology company with a core purpose guiding its unstoppable team to strive towards improving the lives of patients through innovative and differentiated antibody therapeutics. For more than 20 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational research and data sciences, which has resulted in a proprietary pipeline including bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. To help develop and deliver novel antibody therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with Knock-Your-Socks-Off (KYSO™) antibody medicines.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 02
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 1/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab Announces Decision in Arbitration Appeal under License Agreement with Janssen

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO™. DARZALEX FASPRO® is a trademark of Johnson & Johnson.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 02
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 2/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122